EXHIBIT 11.

CALCULATION OF PRIMARY AND FULLY DILUTED
 EARNINGS PER COMMON SHARE
REEVES INDUSTRIES, INC. AND SUBSIDIARY
(in thousands, except per share data)


                                             Quarter Ended
                                          --------------------
                                          March 28,   April 3,
                                            1993        1994
                                          ---------   --------

Net income                                 $ 1,388     $ 2,237
                                           =======     =======

Earnings per common share

  Primary and fully diluted:

    Net income                             $   .04     $   .06
                                           =======     =======

Weighted average number of common
 shares outstanding

  Primary and fully diluted                 34,968      35,022
                                           =======     =======